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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                          SCHEDULE 14D-9

                         (Amendment No. 2)


         Solicitation/Recommendation Statement Pursuant to
      Section 14(d)(4) of the Securities Exchange Act of 1934



                           WLR FOODS, INC.
                      (Name of Subject Company)




                           WLR FOODS, INC.
                 (Name of Person(s) Filing Statement)


                       Common Stock, No Par Value
        (including the associated preferred stock purchase rights)
                     (Title of Class of Securities)


                               929286 10 2
                  (CUSIP Number of Class of Securities)


                             Delbert L. Seitz
                          Chief Financial Officer
                              WLR Foods, Inc.
                               P.O. Box 7000
                          Broadway, Virginia 22815
                              (703) 896-7001
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                 Copies to:


Neil T. Anderson, Esq.                             John W. Flora, Esq.
Sullivan & Cromwell                                Wharton, Aldhizer & Weaver
125 Broad Street                                   100 South Mason Street
New York, New York  10004                          Harrisonburg, Virginia  22801
(212) 558-4000                                     (703) 434-0316


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                 This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated
March 14, 1994, as amended (the "Schedule 14D-9"), filed by WLR Foods, Inc., a Virginia corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated March 9, 1994, as amended (the "Schedule 14D-1"), of the bidder, Tyson Foods, Inc., a Delaware corporation (the "Bidder"), to, through its wholly-owned subsidiary, WLR Acquisition Corp., purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 1994, and the related Letter of Transmittal (together, the "Offer").
Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.


Item 8. Additional Information to be Furnished.

                 Item 8(d) is hereby amended and supplemented by adding thereto the following:

                 On March 21, 1994, the Bidder filed an amended Answer and Counterclaims (the "Bidder's Amended Answer and Counterclaims"), a copy of which is filed as Exhibit 17 hereto and incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

                 Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 17  --   Bidder's Amended Answer and Counterclaims.

Exhibit 18  --   Form of Letter to Shareholders of the Company,
dated March 30, 1994.
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                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 1994


                                      WLR FOODS, INC.



                                      By:  /s/ James L. Keeler
                                          Name:  James L. Keeler
                                          Title:   President and Chief
                                                   Executive Officer